August 19, 2005

Via Facsimile and U.S. Mail 212-868-4414

David Silverman
Treasurer, Chief Financial Officer
Scores Holding Company, Inc.
533-535 West 27th Street
New York, NY  10001

	RE:	  Scores Holding Company, Inc.
  File No. 0-16665
        Form 10-KSB for the fiscal year ended December 31, 2004


Dear Mr. Silverman:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Please expand or revise your disclosure as requested. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-KSB for the fiscal year ended December 31, 2004

Note 4:  Related Party Transactions, page F-14

1. We note that your receivable balance represents a significant portion of the revenue recorded in 2004. Tell us why you believe it was appropriate to initially recognize the revenue underlying these receivables, as collectibility should be reasonably assured prior to recognition. Also, tell us your basis for determining that the amount recorded as of December 31, 2004 is collectible.

2. We note that you have only collected $40,000 in cash on the promissory note from GoWest. Based upon the payment schedule on page
F-14, this note appears delinquent. Provide us a collectibility analysis of this note as of December 31, 2004.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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Scores Holding Company, Inc.
August 19, 2005
Page 3